RECEIVED
2008 DEC -3 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

[redacted]

08006119

December 1, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Limited Review Report on the Unaudited Financial Results for the quarter ended September 30, 2008.	Clause 41 of the listing agreement	BSE & NSE
2.	Change in directorship	Clause 30 a of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
DEC 09 2008
THOMSON REUTERS

Kindly acknowledge receipt.

Thanking you

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

November 28, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub.: Clause 41 of the Listing Agreement

Pursuant to the requirement of Clause 41 of the listing agreement, kindly find enclosed report on the "Limited Review" by the Auditors for the quarter ended September 30, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

NSEIL
01 DEC 2008
Contents not Verified

Review report

To the Board of Directors of Reliance Capital Limited

We have reviewed the accompanying statement of un-audited financial results of Reliance Capital Limited ('the Company') for the quarter ended 30 September 2008 and the year to date results for the period 1 April 2008 to 30 September 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results prepared in accordance with the accounting standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership Number: 35671

For B S R & Co.
Chartered Accountants

Akeel Master
Partner
Membership Number: 046768

Mumbai
31 October 2008

TIME : 28/11/2008 14:44
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	28/11 14:43
FAX NO./NAME	926598237
DURATION	00:00:55
PAGE(S)	02
RESULT	OK
MODE	STANDARD

LR - NSE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 1, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

This is to inform with deep regret that Shri Anand Bhatt, Director of the Company became an unfortunate and innocent victim in the terrorist attack at the Hotel Oberoi, Mumbai.

The Board condoled the death of Shri Bhatt and conveyed its deepest sympathies to the bereaved family.

Kindly inform your members.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

NSEIL
01 DEC 2008
Contents not Verified

END